                                                             Exhibit (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below)Simon CoopeFinancial Printing GroupThis announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely through the Offer to Purchase, dated May 26, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                 All of the Outstanding Shares of Common Stock
                                      of
                         Coinmach Laundry Corporation
                                      at
                             $14.25 Net Per Share
                                      by
                          CLC Acquisition Corporation

CLC Acquisition Corporation, a Delaware corporation ("Purchaser") formed by affiliates of GTCR Golder Rauner, L.L.C., is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Coinmach Laundry Corporation (the "Company") at a price of $14.25 per Share, net to the selling stockholders in cash, without interest thereon (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Stockholders of record who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of First Union National Bank, which is acting as depositary (the "Depositary"), and MacKenzie Partners, Inc., which is acting as information agent (the "Information Agent"), in each case, incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JULY 3, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, when combined with the Shares owned by Purchaser, would result in Purchaser owning at least 51% of the Shares on the date of purchase, and (2) the expiration or termination of any and all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder. For a complete description of all of the conditions to which the Offer is subject, see "THE TENDER OFFER--Section 10" of the Offer to Purchase. The Offer is not conditioned upon Purchaser obtaining financing.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 12, 2000 (the "Merger Agreement"), between Purchaser and the Company. The Merger Agreement provides, among other things, that, following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), except for Shares held by stockholders exercising their rights to dissent in accordance with the DGCL and certain other parties described in the Offer to Purchase, each outstanding Share will, by virtue of the Merger and without any action on the part of the stockholders, be canceled and converted into the right to receive an amount per Share equal to the Purchase Price, without interest (the "Merger Consideration"). The terms and conditions of the Merger Agreement are more fully described in "SPECIAL FACTORS--Section 6" of the Offer to Purchase.

At a meeting of the board of directors of the Company on May 12, 2000, the board, by unanimous vote of all of the directors, based on, among other things, the unanimous recommendation of a special committee formed to consider the Offer and Merger (the "Special Committee"), (1) determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, (2) approved the Offer and the Merger and approved and adopted the Merger Agreement, and (3) recommended that the stockholders of the Company accept the Offer and, if approval is required by applicable law, approve the Merger and approve and adopt the Merger Agreement.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments to such tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Purchase Price for Shares be paid by Purchaser, regardless of any delay in making such payment or extension of the Expiration Date. If any validly tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if certificates are submitted evidencing more Shares than are tendered, certificates evidencing Shares not purchased will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure set forth in "THE TENDER OFFER--Section 3" of the Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser, as promptly as practicable after the Expiration Date (as defined below), will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with "THE TENDER OFFER--Section 4" of the Offer to Purchase). Subject to applicable rules of the Securities and Exchange Commission (the "SEC") and the terms of the Merger Agreement, Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. See "THE TENDER OFFER--Section 1," and "THE TENDER OFFER--Section 11" of the Offer to Purchase. The reservation by Purchaser of the right to delay the acceptance or purchase of, or payment for, the Shares is subject to the provisions of Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Purchaser to pay the consideration offered or to return the Shares deposited by, or on behalf of, stockholders, promptly after the termination or withdrawal of the Offer. In all cases, payment for Shares purchased pursuant to
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the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the "Certificates") or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares into the Depositary's account at the Book-Entry Transfer Facility, pursuant to the procedures set forth in "THE TENDER OFFER--Section 3", (2) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and
(3) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and of the Offer to Purchase.

The term "Expiration Date" means 5:00 p.m., New York City time, on July 3, 2000 unless and until Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the terms of the Merger Agreement, the applicable rules and regulations of the SEC and applicable law, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to waive any Offer Condition (as defined in the Offer to Purchase) or otherwise amend the Offer in any respect by giving oral or written notice of such waiver or amendment to the Depositary. The Merger Agreement provides that, if the Offer Conditions are not satisfied or waived by the Purchaser as of the Expiration Date, Purchaser may extend the Offer from time to time for the shortest time periods permitted by law and to the extent Purchaser reasonably believes such extensions are necessary until the consummation of the Offer (it being understood that, notwithstanding the satisfaction of the Offer Conditions, the Purchaser shall have the right, but not the obligation, to extend the Offer until August 10, 2000). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. Tendering stockholders will continue to have the right to withdraw any tendered Shares during such extension. See "THE TENDER OFFER--Section 4" of the Offer to Purchase. Any such extension, delay, termination, waiver or amendment will be followed, as promptly as practicable, by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1 of the Exchange Act. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the public or as otherwise may be required by applicable law. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material Offer Condition, Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Share pursuant to the Offer, Purchaser will pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration. Purchaser reserves the right to assign to any other direct or indirect wholly owned subsidiary of Purchaser, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, include a subsequent offering period following the expiration of the Offer on the Expiration Date (the "Subsequent Offering Period"). Rule 14d-11 provides that Purchaser may include a Subsequent Offering Period so long as, among other things, (1) the Offer remained open for a minimum of 20 business days and has expired, (2) the Offer was for all outstanding Shares, (3) Purchaser accepts and promptly pays for all Shares tendered during the Offer, (4) Purchaser announces its decision to provide a Subsequent Offering Period at least five business days prior to the Expiration Date and announces the results of the Offer, including the approximate number and percentage of Shares deposited, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (5) Purchaser immediately accepts and promptly pays for Shares as they are tendered in the Subsequent Offering Period and (6) Purchaser pays the Purchase Price for all Shares tendered during the Subsequent Offering Period. Purchaser will be able to include a Subsequent Offering Period if it satisfies the conditions above.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 25, 2000. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in "THE TENDER OFFER--Section 4" of the Offer to Purchase. Any such delay in acceptance for payment will be accomplished by an extension of the Offer to the extent required by law. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. Shares tendered pursuant to the procedures for book-entry transfer may be withdrawn only by means of the withdrawal procedures made available by the Book-Entry Transfer Facility, must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "THE TENDER OFFER--Section 3" of the Offer to Purchase. Withdrawals of tendered Shares may not be rescinded without Purchaser's consent. Any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer.

The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. See "SPECIAL FACTORS--Section 6" of the Offer of Purchase. The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. In connection with the Offer, the Company has provided Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance or for additional copies of the Offer to Purchase, related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:
                               [Mackenzie Logo]
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                      or
                         CALL TOLL-FREE (800) 322-2885
                     The Dealer Manager for the Offer is:
                           Jefferies & Company, Inc.
                         11100 Santa Monica Boulevard
                             Los Angeles, CA 90025
                         (310) 575-5200 (call collect)
                        (800) 933-6656 (call Toll-Free)
                                 May 26, 2000